SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 20, 2014 to add the Shenkman Floating Rate High Income Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Shenkman Short Duration High Income Fund	0.55%
Shenkman Floating Rate High Income Fund	0.50%

ADVISORS SERIES TRUST	SHENKMAN CAPITAL MANAGEMENT, INC.
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Mark R. Shenkman

Name: Douglas G. Hess	Name: Mark R. Shenkman

Title: President	Title: President